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                           March 19, 2021

       Robert Bahns
       Chief Financial Officer
       SmartKem, Inc.
       Manchester Technology Center, Hexagon Tower
       Delaunays Road, Blackley
       Manchester, M9 8GQ U.K.

                                                        Re: SmartKem, Inc.
                                                            Form S-1 Filed
March 12, 2021
                                                            File No. 333-254222

       Dear Mr. Bahns:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gordon at 202-551-3866 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing